UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Declaration of Cash Dividends by KB Financial Group

On February 5, 2026, the board of directors of KB Financial Group Inc. (“KB Financial Group”) passed a resolution to declare a cash dividend of KRW 1,605 per common share for a total dividend amount of KRW 575,533,293,810 assuming the number of outstanding shares to be 358,587,722 shares.

Such cash dividend amount per common share does not include the quarterly dividends that have already been paid (KRW 2,762 per share). In the event of any changes to the net income during the year-end closing process after the resolution of the board of directors, the board has delegated to the Chief Executive Officer the authority to adjust the final dividend per share amount to satisfy the tax incentive requirements for high-dividend companies under the Restriction of Special Taxation Act

The record date is February 27, 2026 (Korea local time), and in accordance with the Korean Commercial Code, the payment of such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group (the “AGM”). The date of the AGM will be decided and made publicly available upon the resolution of the board of directors of KB Financial Group to convene such meeting.

The total dividend amount is subject to adjustment based on (i) any changes to the dividend per share amount required to satisfy the tax incentive requirements for high-dividend companies and (ii) the actual number of outstanding shares as of the record date, following the acquisition of treasury shares by KB Financial Group as disclosed in its report on Form 6-K titled “Resolution for the Acquisition of Treasury Shares” dated February 5, 2026.

The contents of the above declaration remain subject to change pending the results of the audit by KB Financial Group’s independent auditors and the approval at the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 5, 2026	By:	/s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer